UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

     (Check One): |_| Form 10-KSB |_| Form 20-F |_|Form 11-K |X| Form 10-QSB
                          |_| Form N-SAR |_| Form N-CSR

                        For Period Ended: March 31, 2005

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                   IPEX, Inc.
                                   ----------
                             Full name of Registrant

                       9255 Towne Centre Drive, Suite 235
            Address of Principal Executive Office (Street and Number)

                               San Diego, CA 92121
                               -------------------
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |  (a) The reasons described in reasonable detail in Part III
         |  of this form could not be eliminated without unreasonable effort
         |  or expense;
         | (b) The subject annual report, semi-annual report, transition report |X| | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or
         |  portion thereof, will be filed on or before the fifteenth
         |  calendar day following the prescribed due date; or the subject
         |  quarterly report or transition report
         | on Form 10-Q, or portion thereof will be filed on or before the | fifth calendar day following the prescribed due date; and | (c) The accountant's statement or other exhibit required by Rule
         |  12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The company has not finalized the comparative un-audited financial statements for the quarters ending March 31, 2005 and March 31, 2004 due to a pending review by the audit committee. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                Russell Ingledew           (858)               720-8000
                ----------------           -----               --------
                     (Name)             (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |_| No |X|

                  On March 28, 2005, IPEX, Inc. (the "Company") extended a loan in the amount of $400,000 to Joseph L. Putegnat III, who is a shareholder of the Company and the former owner of Jupiter Telecom, Inc. a predecessor in interest to the Company's current business. The loan is evidenced by a $400,000 principal amount promissory note bearing interest at the rate of 5.5% per annum. The performance by Mr. Putegnat of his obligations under the promissory note and the related loan agreement are secured by a deed of trust on certain real property located at 10863 Stone Haven Way, San Diego, California 92130, and a pledge of 120,000 shares of IPEX, Inc. common stock owned by Mr. Putegnat.

                  The Company entered into an Assignment of Loan agreement dated
            March 28, 2005, pursuant to which the Company agreed to assign the $400,000 principal amount promissory note issued by Mr. Putegnat to DJB Holdings, Inc., a Nevada corporation, in consideration for $400,000 cash which was received and deposited by the Company on May 16, 2005. Daren Barone is a principal of DJB Holdings, Inc. and is a minority shareholder of the Company.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Sales for the quarter ended March 31, 2005 have risen to
            $3,941,886 as compared to sales of $500,296 from the prior year's quarter ended March 31, 2004. Gross profit is at 5% of sales at $227,203, as compared to the prior year ending March 31, 2004 of -27% of sales at -$247,049.. Net income is $9,826 as compared to a net loss of -$247,049 respectively. The reason for the increase of sales is that the number of carriers connected through VoIP increased. The time and cost to connect to the Company's platform was also reduced.

                  As of March 31, 2005 the Company's cash balance was $2,293,256 as compared to $759 at March 31, 2004. The increase in cash is due to a private placement sale of common stock on March 18, 2005. Cash realized from this sale net of fees was $3,240,020.

                  Accounts receivable at March 31, 2005 was $2,421,643 as
            compared to $181,519 at March 31, 2004. The average receivable is collected in 15 days. The Company has been able to finance the growth by the proceeds generated by the sale of its common stock.

                  The Company has no debt other than their trade payables. As of
            March 31, 2005 the trade payables was $2,327,618 as compared to $562,599 at March 31, 2004. The company has been able to finance the growth of the trade debt by the availability of the proceeds generated by the sale of the common stock.

--------------------------------------------------------------------------------

                                   IPEX, Inc.
                                   ----------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 2005                  By:       /s/ Russell Ingledew
      ------------                           -----------------------------------
                                             Russell Ingledew
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.